SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 25, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Macro Announces Results for the Second Quarter of 2021

Buenos Aires, Argentina, August 25, 2021 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2021 (“2Q21”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2020 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2021.

Summary

• The Bank’s net income totaled Ps.4.6 billion in 2Q21. This result was 90% higher than the result posted in 1Q21 and 50% lower than in 2Q20. In 2Q21, the accumulated annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 7.8% and 1.7%, respectively. Total comprehensive income was Ps.4.8 billion, 57% higher than in 1Q21

• In 2Q21, Banco Macro’s financing to the private sector decreased 7% or Ps.20 billion quarter over quarter (“QoQ”) totaling Ps.267.8 billion and 19% or Ps.61.7. billion year over year (“YoY”).

• In 2Q21, Banco Macro’s total deposits decreased 3% or Ps.15.1 billion QoQ, totaling Ps.492.3 billion and representing 78% of the Bank’s total liabilities. Private sector deposits decreased 1% or Ps.5.2 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.167 billion, 38.3% regulatory capital ratio – Basel III and 30.9% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 93% of its total deposits in 2Q21.

• In 2Q21, the Bank’s non-performing to total financing ratio was 1.68% and the coverage ratio reached 212.91%.

2Q21 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Thursday, August 26, 2021		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Chief Financial Officer

To participate, please dial:		Nicolás A. Torres
Argentina Toll Free:		Investor Relations
(011) 3984 5677
Participants Dial In (Toll Free):	Webcast Replay: click here
+1 (844) 450 3847		Phone: (54 11) 5222 6682
Participants International Dial In:	Available from 08/26/2021 through 09/09/2021	E-mail: investorelations@macro.com.ar
+1 (412) 317 6370
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2020 have been restated in accordance with said Communication in order to make a comparison possible.

Results

Earnings per outstanding share were Ps.7.22 in 2Q21, 90% higher than in 1Q21 and 50% lower than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Net income -Parent Company- (M $)	9,161	6,743	3,976	2,427	4,617	90%	-50%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased)	0	0	0	-	-	-	-100%
Book value per avg. Outstanding share ($)	280	292	290	295	286	-3%	2%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	14.33	10.55	6.22	3.80	7.22	90%	-50%
EOP FX (Pesos per USD)	70.4550	76.1750	84.1450	91.9850	95.7267	4%	36%
Book value per avg. issued ADS (USD)	39.74	38.33	34.46	32.07	29.88	-7%	-25%
Earnings per avg. outstanding ADS (USD)	2.03	1.39	0.74	0.41	0.75	83%	-63%

Banco Macro’s 2Q21 net income of Ps.4.6 billion was 90% or Ps.2.2 billion higher than the previous quarter and 50% or Ps.4.5 billion lower YoY. This result represented an annualized ROAE and ROAA of 7.8% and 1.7% respectively. Total comprehensive income was Ps.4.8 billion, 57% or Ps.1.8 billion higher than in 1Q21 and 54% or Ps.5.7 billion lower than the same period of last year.

Net operating income (before G&A and personnel expenses) was Ps.39.4 billion in 2Q21, decreasing 5% or Ps.1.9 billion compared to 1Q21. On a yearly basis Net operating income decreased 1% or Ps.355 million due to lower net interest income and lower net fee income.

In 2Q21 Provision for loan losses totaled Ps.213 million, Ps.211 million higher than in 1Q21. It should be noted that in previous quarters loan loss provisions were explained by additional provisions made by the Bank based on estimations of the macroeconomic impact of the current Covid-19 pandemic.

Operating income (after G&A and personnel expenses) was Ps.19.4 billion in 2Q21, 7% or Ps.1.6 billion lower than in 1Q21 and 1% or Ps.178 million higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 4.4x assets to equity ratio.

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Net Interest Income	30,102	29,521	27,283	26,439	25,482	-4%	-15%
Net fee income	6,982	7,354	7,093	6,578	6,764	3%	-3%
Net Interest Income + Net Fee Income	37,084	36,875	34,376	33,017	32,246	-2%	-13%
Net Income from financial instruments at fair value through P&L	3,409	3,767	4,114	5,061	5,282	4%	55%
Income from assets at amortized cost	28	85	157	66	61	-8%	118%
Differences in quoted prices of gold and foreign currency	1,180	1,684	1,594	1,349	640	-53%	-46%
Other operating income	1,598	1,648	1,744	1,830	1,409	-23%	-12%
Provision for loan losses	3,519	2,441	2,706	2	213	10550%	-94%
Net Operating Income	39,780	41,618	39,279	41,321	39,425	-5%	-1%
Employee benefits	8,613	8,649	8,593	8,053	8,395	4%	-3%
Administrative expenses	4,362	4,743	4,884	3,788	3,887	3%	-11%
Depreciation and impairment of assets	1,383	1,417	1,395	1,429	1,434	0%	4%
Other operating expenses	6,158	6,400	6,253	7,054	6,267	-11%	2%
Operating Income	19,264	20,409	18,154	20,997	19,442	-7%	1%
Result from associates & joint ventures	12	21	-74	26	19	-27%	58%
Result from net monetary postion	-6,203	-9,272	-13,332	-16,025	-13,557	-15%	119%
Result before taxes from continuing operations	13,073	11,158	4,748	4,998	5,904	18%	-55%
Income tax	3,912	4,415	772	2,571	1,287	-50%	-67%
Net income from continuing operations	9,161	6,743	3,976	2,427	4,617	90%	-50%
		-	-
Net Income of the period	9,161	6,743	3,976	2,427	4,617	90%	-50%
Net income of the period attributable to parent company	9,161	6,743	3,976	2,427	4,617	90%	-50%
Net income of the period attributable to minority interest	-	-	-	-	-	-	-
Other Comprehensive Income	1,366	1,064	-149	652	213	-67%	-84%
Foreign currency translation differences in financial statements conversion	117	72	-28	-108	-200	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	1,249	992	-121	760	413	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,527	7,807	3,827	3,079	4,830	57%	-54%
Total Comprehensive Income attributable to parent Company	10,527	7,807	3,827	3,079	4,830	57%	-54%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-	-	-

The Bank’s 2Q21 net interest income totaled Ps.25.5 billion, 4% or Ps.957 million lower than in 1Q21 and 15% or Ps.4.6 billion lower YoY as a result of different regulations adopted that set caps on lending rates and floors on deposit rates.

In 2Q21 interest income totaled Ps.44.3 billion, 12% or Ps.5.8 billion lower than in 1Q21 and Ps.215 million lower than in 2Q20.

Income from interest on loans and other financing totaled Ps.23.1 billion, 7% or Ps.1.7 billion lower compared with the previous quarter. On a yearly basis Income from interest on loans decreased 15% or Ps.4 billion.

In 2Q21 income from government and private securities decreased 14% or Ps.3.2 billion QoQ (due to lower income from Government securities) and increased 30% or Ps.4.6 billion compared with the same period of last year. This result is explained 93% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 7% is explained by income from sovereign bonds in pesos at amortized cost.

In 2Q21 income from Repos totaled Ps.1.4 billion, 41% or Ps.1 billion lower than the previous quarter and 38% or Ps.843 million lower than a year ago.

In 2Q21 FX income totaled Ps.640 million, 53% or Ps.709 million lower than the previous quarter and 46% or Ps.540 million lower than a year ago. FX income gain was due to the 4% argentine peso depreciation against the US dollar, the Bank’s long spot dollar position during the quarter and FX trading results.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	2Q20	1Q21	2Q21	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	1,180	1,349	640	-53%	-46%
Translation of FX assets and liabilities to Pesos	953	1,214	575	-53%	-40%
Income from foreign currency exchange	227	135	65	-52%	-71%

(2) Net Income from financial assets and liabilities at fair value through P&L	29	0	0	-100%	-100%
Income from investment in derivative financing instruments	29	0	0	-	-100%

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	1,209	1,349	640	-53%	-47%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Interest on Cash and due from Banks	21	40	3	3	3	0%	-86%
Interest from government securities	14,636	23,207	24,225	22,822	19,702	-14%	35%
Interest from private securities	520	368	203	114	65	-43%	-88%
Interest on loans and other financing
To the financial sector	375	274	220	186	132	-29%	-65%
To the public non financial sector	934	810	618	512	408	-20%	-56%
Interest on overdrafts	3,947	1,915	1,721	1,883	1,455	-23%	-63%
Interest on documents	1,371	1,112	1,466	1,536	1,640	7%	20%
Interest on mortgages loans	2,240	2,165	2,870	3,388	3,395	0%	52%
Interest on pledged loans	145	147	136	123	145	18%	0%
Interest on personal loans	10,473	9,984	9,973	10,259	9,898	-4%	-5%
Interest on credit cards loans	3,425	3,495	3,175	3,012	2,880	-4%	-16%
Interest on financial leases	17	7	12	24	16	-33%	-6%
Interest on other loans	4,160	4,869	4,379	3,852	3,153	-18%	-24%
Interest on Repos
From the BCRA	2,201	2,922	3,104	2,305	1,343	-42%	-39%
Other financial institutions	1	14	38	16	16	0%	1500%
Total Interest income	44,466	51,329	52,143	50,035	44,251	-12%	0%

Income from Interest on loans	27,087	24,778	24,570	24,775	23,122	-7%	-15%

The Bank’s 2Q21 interest expense totaled Ps.18.8 billion, decreasing 20% or Ps.4.8 billion compared to the previous quarter and 31% or Ps.4.4 billion higher compared to 2Q20.

In 2Q21, interest on deposits represented 95% of the Bank’s total interest expense, decreasing 20% or Ps.4.5 billion QoQ, due to a 16% decrease in the average volume of deposits from the private sector and a 129 b.p. decrease in the average rate paid on deposits. On a yearly basis, interest on deposits increased 37% or Ps.4.8 billion.

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Deposits
Interest on checking accounts	167	591	1,528	806	79	-90%	-53%
Interest on saving accounts	185	173	231	256	280	9%	51%
Interest on time deposits	12,657	19,746	21,710	21,291	17,464	-18%	38%
Interest on other financing from BCRA and financial inst.	21	24	45	48	43	-10%	105%
Repos
Other financial institutions	30	2	109	60	67	12%	123%
Interest on corporate bonds	539	485	465	391	132	-66%	-76%
Interest on subordinated bonds	748	771	761	737	699	-5%	-7%
Interest on other financial liabilities	17	16	11	7	5	-29%	-71%
Total financial expense	14,364	21,808	24,860	23,596	18,769	-5%	55%

Expenses from interest on deposits	13,009	20,510	23,469	22,353	17,823	-5%	61%

In 2Q21, the Bank’s net interest margin (including FX) was 18.8%, higher than the 17.4% posted in 1Q21 and lower than the 19.8% posted in 2Q20.

In 2Q21 Net Interest Margin (excluding FX) was 18.4%, higher than the 16.6% posted in 1Q21 and lower than the 19.1% posted in 2Q20.

In 2Q21 Net Interest Margin (Pesos) was 20.7%, higher than the 19.1% posted in 1Q21 and lower than the 23% posted in 2Q20; meanwhile Net Interest Margin (USD) was 3.4%, higher than the 2.2% posted in 1Q21 and lower than the 2.3% registered in 2Q20.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	2Q20			3Q20			4Q20			1Q21			2Q21
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE

Interest-earning assets
Loans & Other Financing
Public Sector	9,415	15.0%	39.9%	7,011	11.9%	46.0%	5,174	1.7%	47.5%	4,127	-1.5%	50.3%	3,379	3.1%	48.4%
Financial Sector	3,553	17.0%	42.3%	2,688	7.6%	40.4%	2,346	-5.5%	37.1%	2,206	-12.0%	34.2%	1,617	-7.8%	32.7%
Private Sector	278,707	10.9%	34.9%	281,302	0.9%	31.6%	280,627	-9.2%	31.7%	267,000	-11.8%	34.6%	243,832	-6.3%	34.9%
Other debt securities
Central Bank Securities (Leliqs)	127,457	13.1%	37.5%	169,822	5.4%	37.5%	150,880	-5.4%	37.2%	151,343	-9.9%	37.5%	126,042	-4.5%	37.5%
Government & Private Securities	42,879	7.4%	30.6%	100,698	-0.6%	29.7%	125,663	-8.5%	32.7%	100,255	-10.8%	36.1%	91,800	-6.3%	34.8%
Repos	51,288	-3.5%	17.3%	61,015	-8.7%	19.1%	37,170	-7.9%	33.6%	26,008	-10.7%	36.2%	15,075	-5.4%	36.2%
Total interest-earning assets	513,299	9.9%	33.6%	622,536	1.1%	31.9%	601,860	-7.9%	33.6%	550,939	-10.9%	35.9%	481,745	-5.7%	35.7%

Non interest-earning assets	154,092			97,430			113,561			113,541			10,018
Total Average Assets	667,391			719,966			715,421			664,480			589,763

Interest-bearing liabilities
Deposits
Public Sector	27,482	-0.3%	21.3%	72,746	-4.3%	24.8%	70,209	-12.0%	27.6%	40,948	-14.9%	29.8%	24,775	-11.1%	28.0%
Private Sector	268,801	-3.8%	17.0%	312,855	-7.9%	20.2%	312,353	-14.8%	23.6%	309,097	-17.9%	25.3%	261,309	-13.4%	24.7%
BCRA and other financial institutions	596	-5.6%	14.8%	569	-6.7%	21.7%	685	-11.8%	27.9%	748	-16.7%	27.1%	676	-12.0%	26.7%
Corporate bonds	7,264	6.7%	29.8%	6,925	-2.0%	27.9%	6,295	-10.8%	29.4%	5,633	-16.0%	28.2%	2,772	-17.3%	19.1%
Repos	1,309	-10.2%	9.2%	69	-14.5%	11.5%	1,425	-10.1%	30.4%	790	-14.2%	30.8%	896	-9.7%	30.0%
Total int.-bearing liabilities	305,452	-3.2%	17.7%	393,164	-7.2%	21.1%	390,967	-14.2%	24.5%	357,216	-17.5%	25.9%	290,428	-13.2%	24.9%

Total non int.-bearing liabilities	194,118			207,371			209,161			188,364			183,611

Total Average Liabilities	499,570			600,535			600,128			545,580			474,039

Assets Performance		42,838			49,946			50,798			48,709			42,885
Liabilities Performance		13,421			20,901			24,038			22,816			18,044
Net Interest Income		29,417			29,045			26,760			25,893			24,841
Total interest-earning assets		513,299			622,536			601,860			550,939			481,745
Net Interest Margin (NIM)		23.0%			18.6%			17.7%			19.1%			20.7%

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	2Q20			3Q20			4Q20			1Q21			2Q21
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE

Interest-earning assets
Cash and Deposits in Banks	60,704	13.0%	0.1%	62,226	1.7%	0.3%	63,647	-2.4%	0.0%	65,302	-9.7%	0.0%	48,815	-19.2%	0.0%
Loans & Other Financing
Financial Sector	95	17.7%	4.2%	78	6.6%	5.1%	33	9.4%	12.1%	26	0.0%	0.0%	7	0.0%	0.0%
Private Sector	54,838	26.1%	11.7%	34,709	16.8%	15.2%	30,353	14.8%	17.6%	26,812	8.1%	19.7%	23,745	-0.8%	22.7%
Other debt securities
Government & Private Securities	6,204	13.5%	0.5%	6,394	2.5%	1.1%	7,476	0.0%	0.0%	6,277	-8.5%	1.3%	3,661	-17.5%	2.1%
Total interest-earning assets	121,841	19.0%	5.4%	103,407	6.8%	5.3%	101,509	2.8%	5.3%	98,417	-4.7%	5.5%	76,228	-13.4%	7.2%

Non interest-earning assets	62,912			129,798			117,917			124,289			124,444
Total Average Assets	184,753			233,205			219,426			222,706			200,672

Interest-bearing liabilities
Deposits
Public Sector	1,979	14.1%	1.0%	1,083	1.8%	0.4%	1,613	-9.4%	0.3%	1,613	-9.4%	0.3%	2,519	-19.0%	0.2%
Private Sector	71,672	14.1%	1.0%	70,243	2.1%	0.7%	62,576	-9.5%	0.2%	62,576	-9.5%	0.2%	58,512	-19.0%	0.2%
BCRA and other financial institutions	902	20.9%	7.1%	713	6.5%	5.0%	427	-5.4%	4.7%	427	-5.4%	4.7%	592	-17.6%	2.0%
Subordinated bonds	42,153	20.9%	7.1%	42,985	8.6%	7.1%	42,052	-3.3%	7.1%	42,052	-3.3%	7.1%	39,675	-13.4%	7.1%
Total int.-bearing liabilities	116,706	16.5%	3.2%	115,024	4.6%	3.1%	106,668	-7.0%	3.0%	106,668	-7.0%	3.0%	101,298	-16.8%	2.9%

Total non int.-bearing liabilities	56,021			54,711			51,409			51,409			35,310

Total Average liabilities	172,727			169,735			158,077			158,077			136,608

Assets Performance		1,628			1,383			1,345			1,326			1,366
Liabilities Performance		943			907			822			780			725
Net Interest Income		685			476			523			546			641
Total interest-earning assets		121,841			103,407			101,509			98,417			76,228
Net Interest Margin (NIM)		2.3%			1.8%			2.0%			2.2%			3.4%

In 2Q21 Banco Macro’s net fee income totaled Ps.6.8 billion, 3% or Ps.186 million higher than in 1Q21 and 3% or Ps.218 million lower than the same period of last year.

In the quarter, fee income totaled Ps.7.4 billion, 3% or Ps.199 million higher than in 1Q21. On a yearly basis, fee income decreased 1% or Ps.90 million.

In the quarter, total fee expense increased 2% or Ps.13 million. On a yearly basis, fee expenses increased 23% or Ps.128 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Fees charged on deposit accounts	2,877	3,100	2,772	2,722	2,983	10%	4%
Credit card fees	1,545	1,606	1,660	1,337	1,263	-6%	-18%
Corporate services fees	642	769	773	766	787	3%	23%
ATM transactions fees	620	715	707	727	669	-8%	8%
Insurance fees	450	487	518	474	471	-1%	5%
Debit card fees	503	502	514	478	469	-2%	-7%
Financial agent fees (Provinces)	386	389	423	391	436	12%	13%
Credit related fees	316	183	172	164	190	16%	-40%
Mutual funds & securities fees	152	210	186	143	130	-9%	-14%
AFIP & Collection services	23	28	28	30	32	7%	39%
ANSES fees	18	16	14	11	12	9%	-33%
Total fee income	7,532	8,005	7,767	7,243	7,442	3%	-1%

Total fee expense	550	651	674	665	678	2%	23%

Net fee income	6,982	7,354	7,093	6,578	6,764	3%	-3%

In 2Q21 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.5.3 billion gain, 4% or Ps.221 million higher than the previous quarter. This gain is mostly related to higher income from Government and private securities.

On a yearly basis Net income from financial assets and liabilities at fair value through profit or loss increased 55% or Ps.1.9 billion.

2Q21 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Profit or loss from government securities	3,028	3,616	3,882	4,485	4,839	8%	60%
Profit or loss from private securities	153	382	169	180	443	146%	190%
Profit or loss from investment in derivative financing instruments	29	2	8	0	0	0%	-100%
Profit or loss from other financial assets	17	-5	-1	-13	-3	-	-
Profit or loss from investment in equity instruments	122	-149	-55	442	-19	-	209%
Profit or loss from the sale of financial assets at fair value	60	-79	111	-33	27	-	-
Income from financial assets at fair value through profit or loss	3,409	3,767	4,114	5,061	5,287	4%	55%

Profit or loss from derivative financing instruments	0	0	0	0	-5	-	-
Income from financial liabilities at fair value through profit or loss	0	0	0	0	-5	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	3,409	3,767	4,114	5,061	5,282	4%	55%

In the quarter Other Operating Income totaled Ps.1.4 billion, 23% or Ps.421 million lower than in 1Q21. On a yearly basis Other Operating Income decreased 12% or Ps.189 million.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Credit and debit cards	25	39	50	57	66	16%	164%
Lease of safe deposit boxes	248	270	246	229	246	7%	-1%
Other service related fees	545	608	428	466	499	7%	-8%
Other adjustments and interest from other receivables	257	261	288	299	415	39%	61%
Initial recognition of loans	27	-17	-10	3	-3	-	-
Sale of property, plant and equipment	1	7	2	2	0	-100%	-100%
Others	495	480	740	774	186	-76%	-62%
Other Operating Income	1,598	1,648	1,744	1,830	1,409	-23%	-12%

In 2Q21 Banco Macro’s administrative expenses plus employee benefits totaled Ps.12.3 billion, 4% or Ps.441 million higher than the previous quarter, due to higher employee benefits(+4%) and higher administrative expenses(+3%). On a yearly basis administrative expenses plus employee benefits decreased 5% or Ps.693 million.

Employee benefits increased 4% or Ps.342 million QoQ. On a yearly basis Employee benefits decreased 3% or Ps.218 million.

In 2Q21 administrative expenses increased 3% or Ps.99 million, due to higher advertising and publicity fees (+166%) and higher Other professional fees (+37%).

In 2Q21, the efficiency ratio reached 38.4%, deteriorating from the 35.7% posted in 1Q21 and higher than the 36.3% posted a year ago. In 2Q21 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 3% or Ps.446 million, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 3% or Ps. 1.3 billion compared to 1Q21.

2Q21 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Employee benefits	8,613	8,649	8,593	8,053	8,395	4%	-3%
Remunerations	6,511	6,441	6,197	5,805	6,080	5%	-7%
Social Security Contributions	1,449	1,429	1,427	1,307	1,393	7%	-4%
Compensation and bonuses	517	574	775	767	738	-4%	43%
Employee services	136	205	194	174	184	6%	35%
Administrative Expenses	4,362	4,743	4,884	3,788	3,887	3%	-11%
Taxes	546	565	604	601	599	0%	10%
Maintenance, conservation fees	689	708	807	646	662	2%	-4%
Directors & statutory auditors fees	429	368	757	116	102	-12%	-76%
Security services	451	432	426	418	416	0%	-8%
Electricity & Communications	491	476	457	442	432	-2%	-12%
Other professional fees	270	286	266	282	386	37%	43%
Rental agreements	41	14	23	35	19	-46%	-54%
Advertising & publicity	124	105	221	64	170	166%	37%
Personnel allowances	33	34	41	32	41	28%	24%
Stationary & Office Supplies	28	30	26	22	25	14%	-11%
Insurance	56	60	57	51	55	8%	-2%
Hired administrative services	1	2	0	3	2	-	100%
Other	1,203	1,663	1,199	1,076	978	-9%	-19%
Total Administrative Expenses	12,975	13,392	13,477	11,841	12,282	4%	-5%

Total Employees	8,706	8,651	8,561	8,459	8,318
Branches	463	463	463	463	464
Efficiency ratio	36.3%	36.8%	38.8%	35.7%	38.4%

Accumulated efficiency ratio	50.7%	43.7%	41.2%	45.9%	50.7%

In 2Q21, Other Operating Expenses totaled Ps.6.3 billion, decreasing 11% or Ps.787 million QoQ, due to lower Turnover Tax (7% or Ps.264 million), lower provision charges (59% or Ps.262 million) and lower other operating expenses (11% or Ps.281 million). On a yearly basis Other Operating Expenses increased 2% or Ps.109 million.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Turnover Tax	3,496	3,478	3,262	3,879	3,615	-7%	3%
Other provision charges	294	365	271	442	180	-59%	-39%
Deposit Guarantee Fund Contributions	215	257	263	250	208	-17%	-3%
Donations	34	1	6	1	1	0%	-97%
Insurance claims	24	18	14	12	14	17%	-42%
Initial loan recognition	-4	0	60	0	60	100%	-
Others	2,099	2,281	2,377	2,470	2,189	-11%	4%
Other Operating Expenses	6,158	6,400	6,253	7,054	6,267	-11%	2%

2Q21 Earnings Release

In 2Q21 the result from the net monetary position totaled a Ps.13.6 billion loss, 15% or Ps.2.5 billion lower than the loss posted in 1Q21. On a yearly basis the loss related to the net monetary position increased 119% or Ps.7.4 billion. This is the second quarter in which the result from net monetary position is shown pursuant to Communication “A” 7211 of the Central Bank of Argentina in which the inflation adjustment on our Leliqs and other government securities holdings is included (previously shown in Net Income from financial instruments at fair value through P&L). Previous quarters of 2020 have been restated in accordance with Communication “A” 7211 in order to make a comparison possible. Also lower inflation was observed during the quarter (200 b.p. below 1Q21 level, down from 12.95% to 10.95%).

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	19,264	20,409	18,154	20,997	19,442	-7%	1%
Result from net monetary position (i.e. inflation adjustment)	-6,203	-9,272	-13,332	-16,025	-13,557	-15%	119%
Operating Result (Inc. Loss from net monetary position)	13,061	11,137	4,822	4,972	5,885	18%	-55%

In 2Q21 Banco Macro's effective income tax rate was 21.8%, lower than the 51.4% effective tax rate of 1Q21 and the 29.9% registered one year ago. For more information see note 19 to our Financial Statements.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.267.8 billion, decreasing 7% or Ps.20 billion QoQ and 19% or Ps.61.7 billion YoY as a consequence of the economic recession that affected Argentina during 2020 and the effects of the ongoing Covid-19 pandemic.

Commercial loans decreased 13% or Ps.13.4 billion, among which Others stand out with a 24% or Ps.9.4 billion decrease (mostly loans extended to SMEs at 24% interest rate as part of the Covid-19 relief package) and Documents with a 9% or Ps.2.5 billion decrease.

Consumer lending decreased 5% or Ps.7.3 billion. Personal loans decreased 6% or Ps.4.7 billion, while Credit Card loans decreased 4% or Ps.2.6 billion.

Within private sector financing, peso financing decreased 5% or Ps.12.4 billion, while US dollar financing decreased 31% or USD 90 million.

As of 2Q21, Banco Macro´s market share over private sector loans was 7%.

2Q21 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Overdrafts	30,750	23,982	21,400	16,103	15,604	-3%	-49%
Discounted documents	32,819	29,803	32,800	29,744	27,197	-9%	-17%
Mortgage loans	19,479	19,047	16,898	15,656	14,644	-6%	-25%
Pledged loans	5,541	5,048	4,084	3,682	3,805	3%	-31%
Personal loans	86,762	84,563	84,087	83,023	78,358	-6%	-10%
Credit Card loans	68,283	73,412	80,053	72,661	70,071	-4%	3%
Others	57,577	61,528	49,390	39,975	30,533	-24%	-47%
Interest	25,308	24,221	24,765	24,328	25,072	3%	-1%
Total loan portfolio	326,519	321,604	313,477	285,172	265,284	-7%	-19%

Total loans in Pesos	283,442	290,339	285,575	259,237	246,831	-5%	-13%

Total loans in USD	43,077	31,265	27,902	25,935	18,453	-29%	-57%
Financial trusts	1,257	507	713	326	420	29%	-67%
Leasing	233	186	149	138	160	16%	-31%
Others	1,462	1,734	2,053	2,145	1,899	-11%	30%
Total other financing	2,952	2,427	2,915	2,609	2,479	-5%	-16%

Total other financing in Pesos	1,436	1,113	1,622	1,405	1,351	-4%	-6%

Total other financing in USD	1,516	1,314	1,293	1,204	1,128	-6%	-26%

Total financing to the private sector	329,471	324,031	316,392	287,781	267,763	-7%	-19%

EOP FX (Pesos per USD)	70.4550	76.1750	84.1450	91.9850	95.7267	4%	36%

USD financing / Financing to the private sector	14%	10%	9%	9%	7%

Public Sector Assets

In 2Q21, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 21%, higher than the 16.9% registered in the previous quarter, and higher than the 9.3% posted in 2Q20.

In 2Q21, a 19% or Ps.26.8 billion increase in Other Government securities and a 9% or Ps.12.7 billion decrease in Leliqs stand out. Since 2Q20 the Bank decided to invest in CER adjustable and Badlar bonds.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Leliqs	158,325	176,402	161,262	135,209	122,501	-16%	20%
Other	78,078	175,015	164,151	140,106	166,932	-15%	320%
Government securities	236,403	351,417	325,413	275,315	289,433	-15%	88%
Provincial loans	9,499	5,426	4,315	3,481	3,461	-19%	-46%
Loans	9,499	5,426	4,315	3,481	3,461	-19%	-46%
Purchase of government bonds	195	194	192	184	172	-4%	-4%
Other receivables	195	194	192	184	172	-4%	-4%

TOTAL PUBLIC SECTOR ASSETS	246,097	357,037	329,920	278,980	293,066	-15%	82%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	87,772	180,635	168,658	143,771	170,565	-15%	260%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	9.3%	17.7%	17.5%	16.9%	21.0%

2Q21 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.492.3 billion in 2Q21, decreasing 3% or Ps.15.1 billion QoQ and a 19% or Ps.117.5 billion decrease YoY and representing 78% of the Bank’s total liabilities.

On a quarterly basis, both public and private sector deposits decreased with a 16% or Ps.9.8 billion decrease and a 1% or Ps.5.2 billion decrease respectively.

The decrease in private sector deposits was led by time deposits, which decreased 7% or Ps.15.7 billion, while demand deposits increased 4% or Ps.8.6 billion QoQ.

Within private sector deposits, peso deposits decreased 3% or Ps.11.1 billion, while US dollar deposits decreased 8% or USD 81 million.

As of 2Q21, Banco Macro´s market share over private sector deposits was 5.1%.

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Public sector	89,623	147,383	92,195	61,425	51,605	-16%	-42%

Financial sector	525	615	873	770	720	-6%	37%

Private sector	519,688	539,430	519,444	445,177	439,984	-1%	-15%
Checking accounts	107,238	100,045	81,964	77,150	77,961	1%	-27%
Savings accounts	159,597	150,335	173,641	136,393	144,171	6%	-10%
Time deposits	239,104	277,892	254,368	221,399	205,686	-7%	-14%
Other	13,749	11,158	9,471	10,235	12,166	19%	-12%
Total	609,836	687,428	612,512	507,372	492,309	-3%	-19%

Pesos	494,335	577,545	515,886	415,414	404,341	-3%	-18%
Foreign Currency (Pesos)	115,501	109,883	96,626	91,958	87,968	-4%	-24%

EOP FX (Pesos per USD)	70.4550	76.1750	84.1450	91.9850	95.7267	4%	36%
Foreign Currency (USD)	1,639	1,443	1,148	1,000	919	-8%	-44%

USD Deposits / Total Deposits	19%	16%	16%	18%	18%

Banco Macro’s transactional deposits represent approximately 51% of its total deposit base as of 2Q21. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 2Q21, the total amount of other sources of funds decreased 6% or Ps.13.1 billion compared to 1Q21. On a yearly basis other sources of funds decreased 13% or Ps.6.2 billion. In 2Q21 Shareholder’s Equity decreased 3% or Ps.6.2 billion as a consequence of the Ps.10.6 billion dividend declared and approved by the General Shareholders’ Meeting in April which was partially offset by the Ps.4.8 billion total comprehensive income of the quarter; also in the quarter subordinated corporate bonds decreased 8% while non subordinated corporate bonds decreased 57%. On April 9, 2021 the Bank fully paid principal and interest on Series “C” peso denominated notes.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
Central Bank of Argentina	27	27	25	22	24	9%	-11%
Banks and international institutions	825	561	445	578	567	-2%	-31%
Financing received from Argentine financial institutions	753	371	681	675	118	-83%	-84%
Subordinated corporate bonds	43,036	43,991	42,987	42,327	39,093	-8%	-9%
Corporate bonds	7,283	7,002	6,175	5,608	2,432	-57%	-67%
Shareholders' equity	179,039	186,848	185,579	188,658	182,495	-3%	2%
Total other source of funds	230,963	238,800	235,892	237,868	224,729	-6%	-3%

2Q21 Earnings Release

Liquid Assets

In 2Q21, the Bank’s liquid assets amounted to Ps.457.8 billion, showing a 3% or Ps.16.7 billion decrease QoQ, and a 10% or Ps.52.9 billion decrease on a yearly basis.

In 2Q21, Cash decreased 16%; LELIQs own portfolio decreased 9% while Other government securities increased 19%

In 2Q21 Banco Macro’s liquid assets to total deposits ratio reached 93%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY

Cash	156,053	157,565	162,881	170,329	143,465	-16%	-8%
Guarantees for compensating chambers	16,946	15,249	15,090	13,262	12,168	-8%	-28%
Call	0	209	63	1,220	0	-100%	0%
Leliq own portfolio	158,325	176,402	161,262	135,209	122,501	-9%	-23%
Net Repos	101,340	75,300	48,630	14,302	12,776	-11%	-87%
Other government & private securities	78,078	175,015	164,151	140,106	166,932	19%	114%
Total	510,742	599,740	552,077	474,428	457,842	-3%	-10%

Liquid assets to total deposits	84%	87%	90%	94%	93%

Solvency

Banco Macro continued showing high solvency levels in 2Q21 with an integrated capital (RPC) of Ps.212.2 billion over a total capital requirement of Ps.45.2 billion. Banco Macro’s excess capital in 2Q21 was 369% or Ps.167 billion. Since the beginning of 2020 and due to inflation adjustments Equity has increased significantly leading to higher solvency levels (shown under Ordinary Capital Level 1).

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 38.3% in 2Q21; TIER1 Ratio stood at 30.9%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY

Credit risk requirement	24,046	23,972	28,025	29,047	29,413	1%	22%
Market risk requirement	1,122	1,172	1,556	1,538	1,559	1%	39%
Operational risk requirement	9,493	10,604	11,777	12,934	14,252	10%	50%
Total capital requirements	34,660	35,749	41,358	43,519	45,224	4%	30%

Ordinary Capital Level 1 (COn1)	116,048	131,531	146,350	171,410	182,409	6%	57%
Deductible concepts Level 1 (COn1)	-10,011	-11,768	-9,150	-9,889	-11,194	13%	12%
Capital Level 2 (COn2)	30,427	32,854	36,248	39,442	40,987	4%	35%
Integrated capital - RPC (i)	136,464	152,618	173,449	200,964	212,202	6%	56%

Excess capital	101,804	116,869	132,091	157,445	166,978	6%	64%

Risk-weighted assets - RWA (ii)	424,501	438,129	506,766	533,407	554,596	4%	31%

Regulatory Capital ratio [(i)/(ii)]	32.1%	34.8%	34.2%	37.7%	38.3%

Ratio TIER 1 [Capital Level 1/RWA]	25.0%	27.3%	27.1%	30.3%	30.9%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

(¹) Figueres are not inflation adjusted. Expressed in Pesos current at end of each quarter

(²) Figures are inflaiton adjusted. Expressed in Pesos current at EOP

2Q21 Earnings Release

Asset Quality

In 2Q21, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.68%, up from 0.92% in 1Q21, and above the 1.52% posted in 2Q20.

Consumer portfolio non-performing loans increased 89b.p. (up to 1.88% from 0.89%) while Commercial portfolio non-performing loans increased 11b.p. in 2Q21 (up to 1.11% from 1%).

During 2020 Consumer portfolio non-performing loans ratio were positively impacted by measures adopted by the Central Bank of Argentina in the current Covid19 pandemic context, particularly the 60 day grace period that was added to debtor classification before a loan was considered as non performing and the possibility to refinance outstanding credit card balances. These measures were in place until March 31st, 2021.

In March 2021 through Communication “A” 7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments. Financial entities must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: i) Until March 31, 2021, in 60 days, ii) Until May 31, 2021, in 30 days, and iii) As of June 1, 21, financial entities must classify their debtors according to the general debtor classification.

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached to 212.91% in 2Q21. Write-offs over total loans totaled 0.04%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY

Commercial portfolio	122,751	106,083	95,814	84,227	73,132	-13%	-40%
Non-performing	1,896	1,647	864	840	815	-3%	-57%
Consumer portfolio	236,237	242,347	243,069	223,791	212,443	-5%	-10%
Non-performing	3,553	2,325	1,766	1,991	3,988	100%	12%
Total portfolio	358,988	348,430	338,883	308,018	285,574	-7%	-20%
Non-performing	5,449	3,972	2,630	2,831	4,803	70%	-12%
Commercial non-perfoming ratio	1.54%	1.55%	0.90%	1.00%	1.11%
Consumer non-perfoming ratio	1.50%	0.96%	0.73%	0.89%	1.88%

Total non-performing/ Total portfolio	1.52%	1.14%	0.78%	0.92%	1.68%

Total allowances	11,479	12,034	12,605	10,979	10,226	-7%	-11%
Coverage ratio w/allowances	210.65%	302.96%	479.28%	387.82%	212.91%
Write Offs	762	880	1,244	142	110	-23%	-86%
Write Offs/ Total portfolio	0.21%	0.25%	0.37%	0.05%	0.04%

2Q21 Earnings Release

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2020 20-F)

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY

CER adjustable ASSETS

Government Securities	29,418	61,680	64,161	79,096	98,917	25%	236%

Loans (*)	24,653	24,076	23,366	22,929	22,807	-1%	-7%
Private sector loans	10,312	9,688	8,789	7,989	7,146	-11%	-28%
Mortgage loans (UVA adjusted)	14,336	14,382	14,568	14,931	15,652	5%	-28%
Other loans	5	6	9	9	9	0%	-28%
Total CER adjustable assets	54,071	85,756	87,527	102,025	121,724	19%	125%

CER adjustable LIABILITIES
Deposits (*)	3,361	1,333	1,729	4,014	8,075	101%	-28%
UVA Unemployment fund	908	968	971	1,016	1,178	16%	-28%
Total CER adjustable liabilities	4,269	2,301	2,700	5,030	9,253	84%	117%

NET CER EXPOSURE	49,802	83,455	84,827	96,995	112,471	16%	126%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY

Cash and deposits in Banks	120,130	128,848	132,494	130,081	112,530	-13%	-6%
Cash	6,537	10,768	12,288	8,788	8,280	-6%	27%
Central Bank of Argentina	52,065	81,230	51,851	61,358	59,572	-3%	14%
Other financial institutions local and abroad	61,521	36,843	68,348	59,928	44,672	-25%	-27%
Others	7	7	7	6	6	0%	-14%
Net Income from financial instruments at fair value through P&L	50	6	7	42	769	1731%	1438%
Other financial assets	6,162	6,375	6,238	6,270	5,462	-13%	-11%
Loans and other financing	44,502	32,600	29,189	27,131	19,551	-28%	-56%
Other financial institutions	89	54	27	26	0	-100%	-100%
Non financial private sector & foreign residents	44,413	32,545	29,163	27,105	19,551	-28%	-56%
Other debt securities	6,430	6,318	7,382	4,367	5,608	28%	-13%
Guarantees received	3,217	2,199	2,284	2,004	1,934	-3%	-40%
Investment in equity instruments	11	12	15	14	11	-21%	0%
Total Assets	180,503	176,357	177,608	169,910	145,865	-14%	-19%
Deposits	115,501	109,883	96,626	91,958	87,968	-4%	-24%
Non financial public sector	5,073	3,539	5,262	4,537	5,342	18%	5%
Financial sector	404	549	719	703	659	-6%	63%
Non financial private sector & foreign residents	110,024	105,796	90,645	86,717	81,967	-5%	-26%
Other liabilities from financial intermediation	8,185	7,937	23,121	20,477	7,038	-66%	-14%
Financing from the Central Bank and other fin. Inst	1,066	753	589	670	610	-9%	-43%
Subordinated corporate bonds	43,036	43,991	42,987	42,327	39,093	-8%	-9%
Other non financial liabilities	90	78	25	29	22	-24%	-76%
Total Liabilities	167,878	162,641	163,347	155,461	134,731	-13%	-20%

NET FX POSITION (Pesos)	12,625	13,716	14,261	14,449	11,134	-23%	-12%
EOP FX (Pesos per USD)	70.4550	76.1750	84.1450	91.9850	95.7267	4%	36%
NET FX POSITION (USD)	179	180	169	157	116	-26%	-35%

2Q21 Earnings Release

Relevant and Recent Events

•	Credit Rating Senior Unsecured Series B Notes. In July 2021 Moody’s Local Argentina informed us the upgrading of the local ratings of Banco Macro S.A., particularly the rating affected was: Senior Unsecured debt Series B notes from AA+.ar to AAA.ar

•	Credit Rating Subordinated Series A Notes. In August 2021, that Fix SCR S.A (affiliated of Fitch Ratings) informed us of the upgrading of the local ratings of Banco Macro S.A., particularly the rating affected was: Subordinated debt Series A notes from AA(arg) to AA+(arg)

•	Covid-19: In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic that is severely affecting almost all countries around the world. The spread of this disease globally has forced the authorities to take drastic health and financial measures to contain and mitigate its effects on health and economic activity. Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” measure until March 31, 2020, which was then extended until June 7, 2020. Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the Entity’s business, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, the distribution of dividends of the finance institutions was suspended until December 31, 2021. In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, the custodians and capital market agents registered with the CNV was admitted. In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website. The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them. Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the results of the Bank, which are under analysis, and will ultimately; depend on the extent an duration of the health emergency and the success of the measures taken.

2Q21 Earnings Release

Regulatory Changes

•	Inflation Adjustment (Other Comprehensive Income) In January 2021 through Communication “A” 7221 with starting in fiscal year 2021, the monetary result accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI), must be recorded in results for the period/fiscal year. Consequently, the unallocated results must be adjusted and recorded in the account "Adjustments to results from previous years" at the beginning of fiscal year 2021, in order to incorporate the accumulated monetary results of the aforementioned items as of that date that will be recorded in OCI. All the comparative information for the next periods/fiscal years must consider this change in the exposure criteria.

•	Minimum Reserve Requirements. In late May 2021, through Communication “A” 7290 The Central Bank resolved that as of June 1, 2021, all reserve requirement that financial institutions meet with LELIQs, will also be able to be integrated with sovereign securities in pesos that are not USD linked, with a residual maturity of at least 180 days and 450 days at most, purchased at primary offering as of that date. Public securities used to integrate reserve requirements in pesos will be excluded from “Nonfinancial public sector financing” regulation limits.

•	Dividend distribution. On June 24, 2021 The Central Bank of Argentina through Communication “A” 7312 extended until December31, 2021, the ban on dividend distribution for financial institutions.

•	Minimum Reserve requirements. On July 29, 2021 through Communication “A” 7334 the Central Bank of Argentina resolve that as of September 1, 2021, the deduction of average reserve requirements in pesos related to financings within the “Ahora 12” Program, cannot exceed 8% of all concepts in pesos subject to reserve requirement, in average, from the month prior to calculation (previously 6%).

•	Financing at subsidized interest rate. In August 2021, through Communication “A” 7342 the Central Bank of Argentina resolved that financial institutions must grant “Zero interest rate credits” financing in pesos, pursuant to Decree No 512/21,with the same conditions as the “Zero rate credits” specified in the “Financial services within the sanitary emergency disposed by Decree No 260/2020 Coronavirus (COVID-19)” regulation, with the following characteristics:

o	Financing must be granted in one unique installment.

o	Fee charges are banned on these credits, even if they are classified as non-performing.

o	Clients granted these financings will pay an interest rate and total financial cost of 0%.

o	Financing will get a grace period of 6 months since accreditation. As of month 7, it will be repaid in at least 12 monthly equal consecutive installments.

o	Refinancing of “Zero rate credits” specified in Decree No 332/2020 through “Zero rate credits 2021” lines must absorb the amounts due and will not be considered as refinancing in accordance to regulation regarding debtor classification.

o	Financial institutions will not be able to deduct from these financings any kind of charge or fee against the client. The interest rate that the FONDEP will recognize to financial institution will be 15% nominal annual over the balances of granted credits.

2Q21 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q20	3Q20	4Q20	1Q21	2Q21	QoQ	YoY
ASSETS
Cash and deposits in Banks	156,053	157,565	162,881	170,329	143,465	-16%	-8%
Cash	23,853	28,115	31,861	26,241	21,372	-19%	-10%
Central Bank of Argentina	70,546	92,595	62,656	84,142	77,411	-8%	10%
Other local & foreign entities	61,647	36,848	68,358	59,940	44,676	-25%	-28%
Other	7	7	6	6	6	0%	-14%
Debt securities at fair value through profit & loss	18,800	23,086	68,906	42,585	61,942	45%	229%
Derivatives	25	19	9	-	4	-	-84%
Repo Transactions	103,255	75,300	49,405	14,302	13,052	-9%	-87%
Other financial assets	16,841	21,721	23,669	19,380	15,400	-19%	-7%
Loans & other receivables	341,241	331,609	322,493	294,059	272,546	-7%	-20%
Non Financial Public Sector	9,744	5,593	4,530	3,650	3,654	0%	-63%
Financial Sector	3,283	2,492	2,284	2,954	1,549	-48%	-53%
Non Financial private sector and foreign	328,214	323,524	315,679	287,455	267,343	-7%	-19%
Other debt securities	224,038	335,193	262,082	235,895	232,127	-2%	4%
Financial assets in guarantee	20,909	17,061	17,912	15,247	14,443	-5%	-31%
Investments in equity instruments	2,418	2,269	2,084	2,282	2,087	-9%	-14%
Investments in other companies (subsidiaries and joint ventures)	224	253	256	274	384	40%	71%
Property, plant and equipment	43,209	43,111	43,073	43,123	43,372	1%	0%
Intangible assets	6,193	6,183	6,397	6,455	6,647	3%	7%
Deferred income tax assets	97	99	79	63	70	11%	-28%
Other non financial assets	2,923	2,900	2,798	2,846	2,530	-11%	-13%
Non-current assets held for sale	3,064	3,135	2,830	2,828	2,824	0%	-8%
TOTAL ASSETS	939,290	1,019,504	964,874	849,668	810,893	-5%	-14%

LIABILITIES
Deposits	609,836	687,428	612,512	507,372	492,309	-3%	-19%
Non Financial Public Sector	89,623	147,383	92,195	61,425	51,605	-16%	-42%
Financial Sector	525	615	873	770	720	-6%	37%
Non Financial private sector and foreign	519,688	539,430	519,444	445,177	439,984	-1%	-15%
Liabilities at fair value through profit & loss	-	-	-	-	12	-	-
Derivatives	-	1	-	-	2	-	0%
Repo Transactions	1,915	-	775	-	275	-	-86%
Other financial liabilities	43,246	39,952	61,679	55,338	40,365	-27%	-7%
Financing received from Central Bank and Other Financial Institutions	1,607	960	1,152	1,275	709	-44%	-56%
Issued Corporate Bonds	7,283	7,002	6,175	5,608	2,432	-57%	-67%
Current income tax liabilities	11,248	13,898	6,448	5,248	1,585	-70%	-86%
Subordinated corporate bonds	43,036	43,991	42,987	42,327	39,093	-8%	-9%
Provisions	2,425	2,268	1,635	1,544	963	-38%	-60%
Deferred income tax liabilities	5,505	3,536	7,884	8,982	9,057	1%	65%
Other non financial liabilities	34,148	33,618	38,045	33,314	41,594	26%	23%
TOTAL LIABILITIES	760,249	832,654	779,292	661,008	628,396	-5%	-17%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	66,364	66,364	66,364	66,364	66,364	0%	0%
Reserves	142,725	142,725	137,627	137,627	101,150	-27%	-29%
Retained earnings	-63,429	-63,429	-63,429	-32,890	-7,406	-77%	-88%
Other accumulated comprehensive income	493	1,558	1,409	2,061	2,274	10%	361%
Net income for the period / fiscal year	19,817	26,561	30,539	2,427	7,044	190%	-64%
Shareholders' Equity attributable to parent company	179,039	186,848	185,579	188,658	182,495	-3%	2%

Shareholders' Equity attributable to non controlling interest	2	2	3	2	2	0%	0%
TOTAL SHAREHOLDERS' EQUITY	179,041	186,850	185,582	188,660	182,497	-3%	2%

2Q21 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY
Interest Income	44,466	51,329	52,143	50,035	44,251	-12%	0%
Interest Expense	14,364	21,808	24,860	23,596	18,769	-20%	31%
Net Interest Income	30,102	29,521	27,283	26,439	25,482	-4%	-15%
Fee income	7,532	8,005	7,767	7,243	7,442	3%	-1%
Fee expense	550	651	674	665	678	2%	23%
Net Fee Income	6,982	7,354	7,093	6,578	6,764	3%	-3%
Subtotal (Net Interest Income + Net Fee Income)	37,084	36,875	34,376	33,017	32,246	-2%	-13%
Net Income from financial instruments at Fair Value Through Profit & Loss	3,409	3,767	4,114	5,061	5,282	4%	55%
Result from assets at amortised cost	28	85	157	66	61	-8%	118%
Difference in quoted prices of gold and foreign currency	1,180	1,684	1,594	1,349	640	-53%	-46%
Other operating income	1,598	1,648	1,744	1,830	1,409	-23%	-12%
Provision for loan losses	3,519	2,441	2,706	2	213	10550%	-94%
Net Operating Income	39,780	41,618	39,279	41,321	39,425	-5%	-1%
Personnel expenses	8,613	8,649	8,593	8,053	8,395	4%	-3%
Administrative expenses	4,362	4,743	4,884	3,788	3,887	3%	-11%
Depreciation and impairment of assets	1,383	1,417	1,395	1,429	1,434	0%	4%
Other operating expenses	6,158	6,400	6,253	7,054	6,267	-11%	2%
Operating Income	19,264	20,409	18,154	20,997	19,442	-7%	1%
Income from associates and joint ventures	12	21	-74	26	19	-27%	58%
Result from net monetary position	-6,203	-9,272	-13,332	-16,025	-13,557	-	-
Net Income before income tax on cont. operations	13,073	11,158	4,748	4,998	5,904	18%	-55%
Income tax on continuing operations	3,912	4,415	772	2,571	1,287	-50%	-67%
Net Income from continuing operations	9,161	6,743	3,976	2,427	4,617	90%	-50%

Net Income for the period	9,161	6,743	3,976	2,427	4,617	90%	-50%
Net Income of the period attributable to parent company	9,161	6,743	3,976	2,427	4,617	90%	-50%
Net income of the period attributable to non-controlling interests	-	-	-	-	-	-	-

Other Comprehensive Income	1,366	1,064	-149	652	213	-67%	-84%
Foreign currency translation differences in financial statements conversion	117	72	-28	-108	-200	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	1,249	992	-121	760	413	-46%	-67%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,527	7,807	3,827	3,079	4,830	57%	-54%
Total Comprehensive Income attributable to parent Company	10,527	7,807	3,827	3,079	4,830	57%	-54%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-	-	-

2Q21 Earnings Release

	MACRO Consolidated
QUARTERLY ANNUALIZED RATIOS	2Q20	3Q20	4Q20	1Q21	2Q21
Profitability & performance
Net interest margin	19.8%	17.1%	16.3%	17.4%	18.8%
Net interest margin adjusted (exc. FX)	19.1%	16.2%	15.4%	16.6%	18.4%
Net fee income ratio	12.3%	13.1%	13.9%	11.5%	12.2%
Efficiency ratio	36.3%	36.8%	38.8%	35.7%	38.4%
Net fee income as % of A&G Expenses	33.9%	35.6%	35.7%	32.2%	31.7%
Return on average assets	4.3%	2.8%	1.7%	1.1%	2.3%
Return on average equity	20.5%	14.7%	8.8%	5.4%	10.3%
Liquidity
Loans as a percentage of total deposits	56.0%	48.2%	52.7%	58.0%	55.4%
Liquid assets as a percentage of total deposits	84.0%	87.0%	90.0%	94.0%	93.0%
Capital
Total equity as a percentage of total assets	19.1%	18.3%	19.2%	22.2%	22.5%
Regulatory capital as % of APR	32.2%	34.8%	34.2%	37.7%	38.3%
Asset Quality
Allowances over total loans	2.5%	2.9%	3.5%	3.7%	3.8%
Non-performing financing as a percentage of total financing	1.5%	1.1%	0.8%	0.9%	1.7%
Coverage ratio w/allowances	210.7%	303.0%	479.3%	387.8%	212.9%
Cost of Risk	4.1%	3.0%	3.4%	0.0%	0.3%

	MACRO Consolidated
ACCUMULATED ANNUALIZED RATIOS	2Q20	3Q20	4Q20	1Q21	2Q21
Profitability & performance
Net interest margin	22.3%	20.3%	19.2%	17.4%	18.1%
Net interest margin adjusted (exc. FX)	21.6%	19.5%	18.4%	16.6%	17.4%
Net fee income ratio	11.7%	12.2%	12.6%	11.5%	11.8%
Efficiency ratio	33.6%	34.7%	35.7%	35.7%	37.0%
Net fee income as % of A&G Expenses	34.9%	35.1%	35.3%	32.2%	32.0%
Return on average assets	4.9%	4.1%	3.5%	1.1%	1.7%
Return on average equity	21.9%	19.5%	16.8%	5.4%	7.8%
Liquidity
Loans as a percentage of total deposits	56.0%	48.2%	52.7%	58.0%	55.4%
Liquid assets as a percentage of total deposits	84.0%	87.0%	90.0%	94.0%	93.0%
Capital
Total equity as a percentage of total assets	19.1%	18.3%	19.2%	22.2%	22.5%
Regulatory capital as % of APR	32.2%	34.8%	34.2%	37.7%	38.3%
Asset Quality
Allowances over total loans	2.5%	2.9%	3.5%	3.7%	3.8%
Non-performing financing as a percentage of total financing	1.5%	1.1%	0.8%	0.9%	1.7%
Coverage ratio w/allowances	210.7%	303.0%	479.3%	387.8%	212.9%
Cost of Risk	2.9%	2.9%	3.1%	0.0%	0.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 25, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer